EXHIBIT 99.3

Disclosure of Transactions in Own Shares

Paris, June 6, 2019 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on May 29, 2019 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 30, 2019 to June 5, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
30.05.2019	239,896	47.0793	11,294,136	XPAR
30.05.2019	65,000	47.1093	3,062,105	BATE
30.05.2019	125,000	47.1145	5,889,313	CHIX
30.05.2019	60,000	47.1074	2,826,444	TRQX
31.05.2019	327,923	46.2368	15,162,110	XPAR
31.05.2019	65,000	46.2559	3,006,634	BATE
31.05.2019	125,000	46.2876	5,785,950	CHIX
31.05.2019	60,000	46.2586	2,775,516	TRQX
03.06.2019	268,758	46.5585	12,512,969	XPAR
03.06.2019	52,500	46.5896	2,445,954	BATE
03.06.2019	130,000	46.5900	6,056,700	CHIX
03.06.2019	70,000	46.5912	3,261,384	TRQX
04.06.2019	243,619	46.9359	11,434,477	XPAR
04.06.2019	64,282	46.9355	3,017,108	BATE
04.06.2019	125,000	46.9369	5,867,113	CHIX
04.06.2019	60,000	46.9438	2,816,628	TRQX
05.06.2019	275,085	46.9094	12,904,072	XPAR
05.06.2019	65,000	46.9516	3,051,854	BATE
05.06.2019	125,000	46.9554	5,869,425	CHIX
05.06.2019	60,000	46.9435	2,816,610	TRQX
Total	2,607,063	46.7409	121,856,500

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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